Exhibit (m)

COHEN & STEERS REAL ASSETS FUND, INC.

AMENDED DISTRIBUTION AND SERVICE PLAN

Distribution and Service Plan (the “Plan”) of Cohen & Steers Real Assets Fund, Inc. (the “Fund”), a Maryland corporation. Cohen & Steers Capital Management, Inc. (“CSCM”), a New York corporation, is the Fund’s investment advisor, and Cohen & Steers Securities, LLC (“CSSL”), a Delaware limited liability company, is the principal underwriter for the Fund.

WHEREAS, it is expected that a substantial percentage of the Fund’s assets attributable to the Class A, Class C, Class R and Class T shares of the Fund will be derived through the efforts of brokers or other financial intermediaries receiving assistance (as defined herein) payments under this Plan. The likelihood is that such assets would not remain invested in the Fund should such assistance cease and the Fund’s ratio of expenses to average net assets would thus increase with a corresponding decrease in the yield to Fund shareholders; and

WHEREAS, such brokers and other financial intermediaries may provide personal services to Fund shareholders that hold certain classes of the Fund’s shares and/or services related to the maintenance of shareholder accounts that hold certain classes of the Fund’s shares.

NOW THEREFORE, in consideration of the foregoing and in consideration of the mutual covenants herein contained the Fund, CSCM, and CSSL agree that the following Plan is hereby adopted under Rule 12b-1 under the Investment Company Act of 1940 (the “Act”):

1. CSSL, or such other person as may from time to time be engaged and appointed to act as the distributor of the Fund’s shares, shall act as the principal underwriter of the Fund pursuant to an underwriting agreement (the “Distributor”).

2. The Fund will pay to the Distributor, with respect to each class of the Fund’s shares (each, a “Class”), a fee computed in respect of such Class as follows:

A.	at an annual rate not to exceed 0.25% of the average daily net assets attributable to Class A shares;

B.	at an annual rate not to exceed 0.75% of the average daily net assets attributable to Class C shares;

C.	at an annual rate not to exceed 0.50% of the average daily net assets attributable to Class R shares; and

D.	at an annual rate not to exceed 0.25% of the average daily net assets attributable to Class T shares.

The Distributor may use such amounts, without limitation, (i) to make payments to brokers, financial intermediaries or other third parties (in each case, if qualified in the Distributor’s sole discretion) that have rendered assistance in connection with the distribution of the Fund’s shares and (ii) for other expenses such as advertising costs and the payment for the printing and distribution of prospectuses to prospective investors. With respect to Class R shares, such amounts may also be used to pay brokers, financial intermediaries and other third parties for the provision of personal services to Fund shareholders or services related to the maintenance of shareholder accounts, such as: sub-transfer agency, recordkeeping, and other administrative services to investors who invested in the Fund through an omnibus account; shareholder liaison services, such as responding to customer inquiries and providing information on their investments; processing and mailing trade confirmations, monthly statements, prospectuses, annual reports, semi-annual reports, and shareholder notices and other communications required by the Securities and Exchange Commission; capturing and processing tax data; issuing and mailing dividend checks to shareholders who have selected cash distributions; preparing record date shareholder lists for proxy solicitations; collecting and posting distributions to shareholder accounts; establishing and maintaining systematic withdrawals and automated investment plans and shareholder account registrations; providing office space, equipment and telephone facilities; and providing such other shareholder services as the Fund or Distributor may reasonably request. Notwithstanding the foregoing, to the extent applicable such amounts will be subject to the limitations prescribed by applicable Financial Industry Regulatory Authority rules on amounts that the Fund may pay as “asset-based sales charges” and “service fees.” The Distributor will make such payments pursuant to the terms of written agreements complying with Rule 12b-1 (each a “Rule 12b-1 Agreement”).

3. Quarterly in each year that this Plan remains in effect, the Fund’s Treasurer shall prepare and furnish to the Board of Directors of the Fund a written report, complying with the requirements of Rule 12b-1, of the amounts expended under the Plan and purposes for which such expenditures were made.

4. This Plan shall become effective upon approval by majority votes of (a) the Fund’s Board and the Qualified Directors (as defined in Section 6), cast in person at a meeting called for the purpose of voting hereon and (b) the outstanding voting securities of each Class.

5. This Plan shall remain in effect for one year from its adoption date and may be continued thereafter if this Plan and any related agreement are approved at least annually by a majority vote of the Directors of the Fund, including a majority of the Qualified Directors, cast in person at a meeting called for the purpose of voting on such Plan and agreement. Unless otherwise permitted by law, this Plan may not be amended in order to increase materially the amount to be spent for distribution assistance without Fund shareholder approval in accordance with Section 4 hereof. All material amendments to this Plan must be approved by a vote of the Board of Directors of the Fund, and of the Qualified Directors, cast in person at a meeting called for the purpose of voting thereon.

6. This Plan may be terminated as to any Class at any time by a majority vote of the Directors who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (“Qualified Directors”) or by vote of a majority of the outstanding voting securities of the affected Class.

7. While this Plan shall be in effect, the selection and nomination of the “Disinterested” Directors of the Fund shall be committed to the discretion of the “Disinterested” Directors then in office.

8. Any termination or non-continuance of (i) a selected dealer agreement by the Distributor with a particular broker or (ii) a Rule 12b-1 Agreement with a particular financial intermediary shall have no effect on similar agreements between (i) other brokers and the Distributor or (ii) other financial intermediaries and the Fund pursuant to this Plan.

9. Neither the Distributor nor the Fund is obligated by this Plan to execute a selected dealer agreement with a qualifying broker or a Rule 12b-1 Agreement with a qualifying financial intermediary, respectively.

10. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

A.	That such agreement may be terminated with respect to any Class at any time, without payment of any penalty, by vote of a majority of the Qualified Directors or by vote of a majority of the outstanding shares of such Class, on not more than 60 days’ written notice to any other party to the agreement; and

B.	That such agreement shall terminate automatically in the event of its assignment.

11. The provisions of this Plan are severable for each Class and if provisions of the Plan applicable to a particular Class are terminated, the remainder of the Plan provisions applicable to the other remaining Classes shall not be invalidated thereby and shall be given full force and effect.

12. As used herein, the terms “assignment,” “interested person,” and “majority of the outstanding voting securities” shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such interpretations as may be issued, or exemptions as may be granted, by the Securities and Exchange Commission.

13. To the extent that any payments made by the Fund to the Distributor, including payment of service fees, should be deemed to be indirect financing of any activity primarily intended to result in the sale of the shares issued by the Fund within the context of Rule 12b-1 under the Act, then such payments shall be deemed to be made under this Plan.

Effective: As of March 31, 2017

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